SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

For the fiscal year ended December 31, 2004

_X_ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

___ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1394 For the transition period from to

Commission file number 1-8291

GREEN MOUNTAIN POWER CORPORATION
Employee Savings and Investment Plan and Trust
(Full title of the Plan)

Green Mountain Power Corporation
163 Acorn Lane
Colchester, VT 05446
(802) 864-5731

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust

INDEX TO FORM 11K

December 31, 2004

Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
TABLE OF CONTENTS
December 31, 2004 and 2003

<u>Report of Independent Registered Public Accounting Firm</u>

To the Retirement Board
    Green Mountain Power Corporation
    Employee Savings and Investment Plan and Trust
    Colchester, Vermont

We have audited the accompanying statement of net assets available for plan benefits of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the "Plan") as of December 31, 2004 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust as of December 31, 2003, were audited by other auditors whose report dated June 25, 2004, expressed an unqualified opinion.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust at December 31, 2004, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the 2004 basic financial statements taken as a whole. The 2004 information included in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the 2004 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

McSOLEY & McCOY
South Burlington, Vermont
June 10, 2005
VT Reg. No. 92-349

GREEN MOUNTAIN POWER CORPORATION

Employee Savings and Investment Plan and Trust

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

	2004	**2003**
Participant directed investments:		
Interest bearing cash	$ 34,083	$ -
Green Mountain Power Corporation, common stock, at fair value	4,193,863	3,591,482
Registered investment companies, at fair value	5,457,871	4,829,577
Value of interest in pooled separate accounts, at contract value	14,816,270	12,296,858
Value of funds held in insurance company general account, at contract value	2,765,672	2,887,378
Participants' loans	461,047	439,358
Net assets available for Plan benefits	$ 27,728,806	$ 24,044,653

The accompanying notes are an integral part of these financial statements.

2

GREEN MOUNTAIN POWER CORPORATION

Employee Savings and Investment Plan and Trust

Statements of Changes in Net Assets Available for Plan Benefits

For the Years ended December 31, 2004 and 2003

	2004	2003
Additions:		
Investment income:		
Interest	$ 90,552	$ 117,273
Dividends	257,448	142,613
Net investment gain from pooled separate accounts, at contract value	1,706,940	2,507,997
Net appreciation in fair value of investments	1,217,499	1,301,989
	3,272,439	4,069,872
Contributions:		
Employer	485,307	406,726
Participant	1,282,163	1,104,372
	1,767,470	1,511,098
Deductions:		
Administrative expenses	6,370	23,798
Participants' withdrawals and distributions	1,349,386	1,940,079
Total deductions	1,355,756	1,963,877
Net increase	3,684,153	3,617,093
Net assets available for Plan benefits:		
Beginning of year	24,044,653	20,427,560
End of year	$ 27,728,806	$ 24,044,653

The accompanying notes are an integral part of these financial statements.

NOTE 1   PLAN DESCRIPTION

The following description of the Green Mountain Power Corporation Employee Savings and Investment Plan and Trust (the Plan) is provided for general information only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established by Green Mountain Power Corporation. The Plan covers substantially all full-time employees of Green Mountain Power Corporation (the Company).

The Company's Retirement Board is the Plan Administrator with the authority to control and manage the operation and administration of the Plan. The Plan's assets are held by Prudential Financial (the Trustee) of the Plan, which invests cash received, including interest and dividend income, and makes distributions to participants. The Plan is subject to the provision of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute any amount of pretax annual compensation, as defined by the Plan, subject to IRS limitations. For each pay period the Company contributes a matching contribution of 100% of participants' contribution up to 4% of Compensation.

Effective January 1, 2004, an employer non-matching contribution shall accumulate on behalf of each participant on a monthly basis. Such contribution shall be in an amount equal to one half percent of the participant's compensation and shall be known as employer non-matching contribution and shall be contributed to the employer non-matching contribution account of each participant employed at the end of the month.

Participant Accounts

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions, and plan earnings, and charged with participant's withdrawals, distributions and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account, net of applicable Federal tax.

Vesting

Participants are immediately vested in their voluntary contributions as well as the employer's contribution and any earnings thereon.

NOTE 1   PLAN DESCRIPTION (continued)

Investment Options

Upon enrollment, participants may direct their contributions to any of the following investment options in 1% increments.

GMP Stock Fund - This fund is invested in common stock of the Plan sponsor, Green Mountain Power Corporation.

Guaranteed Income Fund - This fixed income fund offers safety of principal and an attractive rate of return. The principal and interest are currently guaranteed by Prudential Retirement Insurance & Annuity Company.

Core Bond / BSAM Fund - This fund invests in high quality domestic fixed income securities, including mortgage and asset backed securities as well as Government issues.

Prudential Lifetime Funds - This family of funds offers five multi-asset, multi-managed investment portfolios. Each fund offers a different risk/return characteristic and is based on the life-cycle theory of investing in that different bond/stock mixes are appropriate for individuals at different times of their lives based on age.

American Century Ultra Account - This mutual fund invests in primarily equity securities of large companies that offer the potential of better-than-average capital appreciation.

Large Cap Value Fund / Wellington Management - This fund is managed by Wellington Management Company, LLP following their Research Value style.

Dryden S&P 500 Index Fund - This fund is managed by Times Square Capital Management, Inc. and reflects the composition of the S&P 500 Index.

American Century Equity Index Fund - This mutual fund seeks to provide current income with capital appreciation as a secondary objective.

Mid Cap Growth/Artisan Partners - This fund is managed by Artisan Partners Limited Partnership and invests primarily in the common stocks of medium-sized companies.

AIM Small Cap Growth Fund - This fund seeks long-term capital growth.

T. Rowe Price Small-Cap Stock Fund - This account invests wholly in Advisor shares of the T. Rowe Price Small-Cap Stock Fund. The objective of this fund is to seek capital growth by investing in undervalued stock of small capitalization companies.

NOTE 1   PLAN DESCRIPTION (continued)

Small Cap Value/Perkins, Wolf, McDonnell -This fund seeks capital appreciation by investing primarily in the common stock of small companies with market capitalization's of less that $1 billion.

International Growth/Artisan Partners - This fund is managed by Artisan Partners Limited Partnership and invests in a diversified portfolio of international, growth-oriented companies.

Templeton Foreign Account - This account invests wholly in the Templeton Foreign Fund. This mutual fund seeks long term capital growth by investing primarily in the equity securities of companies located outside the U.S., including emerging markets.

American Century Strategic Allocation Funds: Moderate/Aggressive - Asset allocation funds that invest in stocks, bonds and money market securities. This diversification of these investments depends on the objective; whether it is moderate or aggressive.

Participants' Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from 1 - 5 years or up to 30 years for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at the Trustee's prime rate. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or to purchase an annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

NOTE 2   SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2   SUMMARY OF ACCOUNTING POLICIES (continued)

Risks and Uncertainties
The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition
The Plan has certain investments stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are stated at face amount which approximates fair value. Investments in the pooled separate and guaranteed income accounts are recorded at their contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits
Benefit payments are recorded when paid.

Administrative Expenses
Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.

Reclassifications
Certain amounts in the 2003 financial statements have been reclassified in order to enhance comparison with the 2004 presentation.

NOTE 3   RELATED PARTY TRANSACTIONS

At December 31, 2004 and 2003, participant directed investments included $4,193,863 and $3,591,482, respectively, of common stock of the Plan sponsor, Green Mountain Power Corporation. These amounts represent 15% of the net assets available for plan benefits at December 31, 2004 and 2003. Participants whose accounts are invested in Green Mountain Power Corporation are exposed to additional risk due to the concentration of investment in one company.

NOTE 4   PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions or terminate the Plan at any time, subject to provisions of ERISA

NOTE 5   INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003 are as follows:

	2004	2003
Mid Cap Growth/Artisan Partners	$ 1,709,913	$ 1,479,648
(166,448 units in 2004 and 164,750 units in 2003)		
GMP Stock Fund	4,193,863	3,591,482
(145,469 shares in 2004 and 152,181 shares in 2003)		
Large Cap Value Fund / Wellington Mgmt	3,645,369	2,980,731
(306,592 units in 2004 and 288,446 units in 2003)		
International Growth/Artisan Partners	3,192,489	2,753,453
(303,148 units in 2004 and 305,202 units in 2003)		
American Century Moderate Investor	2,584,023	2,363,685
(381,687 shares in 2004 and 372,234 shares in 2003)		
Amercian Century Aggressive Investor	2,827,028	2,425,499
(366,670 shares in 2004 and 347,991 shares in 2003)		
Guaranteed Income Fund	2,765,672	2,887,378
(104,449 units in 2004 and 111,826 units in 2003)		
Dryden S&P 500 Index Fund	3,236,760	2,966,593
(46,189 units in 2004 and 46,779 units in 2003)		

Net appreciation in the fair value of investments during the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Corporate stock	$ 782,564	399,652
Mutual Funds	$ 428,149	889,614
Self-brokerage accounts	$ 6,696	12,723
	$ 1,217,499	$ 1,301,989

NOTE 6   TAX STATUS

The Plan obtained its latest determination letter dated October 8, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

NOTE 7   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500 at December 31, 2004 and 2003:

		2004		2003
Net assets available for plan benefits per the financial statements	$	27,728,806	$	24,044,653
Less: Variance in participant loans		8,868		8,868
Net assets available for plan benefits per the Form 5500	$	27,719,938	$	24,035,785

9

Green Mountain Power Corporation
Employee Savings and Investment Plan and Trust
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Plan Sponsor: Green Mountain Power Corporation

Administrator's EIN: 03-0127430
Plan number: 003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
* Cash holding account		34,083 units	$	34,083
* Green Mountain Power Corporation				
common stock		145,469 shares		4,193,863
Prudential Lifetime Funds		52,428 units		756,606
* Guaranteed Income Fund		104,449 units		2,765,672
American Century Ultra Account		3,980 units		135,401
Large Cap Value Fund / Wellington Mgmt		306,592 units		3,645,369
Dryden S&P 500 Index Fund		46,189 units		3,236,760
American Century Equity Index Fund		32,600 units		307,652
Mid Cap Growth/Artisan Partners		166,448 units		1,709,913
AIM Small Cap Growth Fund		2,944 units		80,855
T. Rowe Price Small-Cap Stock Fund		14,930 units		509,128
International Growth/Artisan Partners		303,148 units		3,192,489
American Century Aggressive Investor		366,670 shares		2,827,028
American Century Moderate Investor		381,687 shares		2,584,023
Core Bond / BSAM Fund		31,279 units		443,069
Small Cap Value/Perkins, Wolf, McDonnell		20,567 units		502,729
Templeton Foreign Account		15,503 units		296,298
Self Directed Brokerage Account		46,822 units		46,822
* Participant loans		4.00% to 9.50%	-	461,046
Total investments			$	27,728,806

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board of Green Mountain Power Corporation, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN MOUNTAIN POWER CORPORATION
EMPLOYEE SAVINGS AND INVESTMENT
PLAN AND TRUST

/s/ Robert J. Griffin

Robert J. Griffin
Vice President, Chief Financial Officer and Treasurer

June 28, 2005